Voya Prime Rate Trust and Voya Investments Distributor, LLC

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

June 24, 2014

VIA EDGAR

Amy Miller, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Voya Prime Rate Trust

(SEC File Nos. 333-180973, 811-05410)

(SEC File Nos. 333-180985, 811-05410)

Dear Ms. Miller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Voya Prime Rate Trust (the “Trust”) hereby requests that the effective date of Post-Effective Amendment #4 to each of the Trust’s Registration Statements on Form N-2 referred to above be accelerated so that they will become effective on Monday June 30, 2014.  The Trust and Voya Investments Distributor, LLC are aware of their obligations under the Act.

Please call William Bielefeld of Dechert LLP at 202.261.3386 or Paul Caldarelli at 480.477.2649 with any questions.

Sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Prime Rate Trust

/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
Voya Investments Distributor, LLC